MICHAEL A. LITTMAN
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567


                                  June 19, 2008


Securities and Exchange Commission
Attn:    Donna Levy and/or Anne Parker
100 F Street, N.E.
Washington, DC 20549

Re:      Garner Investments, Inc.
         File No. 333-147368

Dear Ms. Parker,

         In your discussion today with Ms. Kampmann of my office, you stated that Registration Statement No. 333-147368 for Garner Investments, Inc. ("Garner Investments") has not been declared effective by the Securities and Exchange Commission (SEC) due to the fact that Ms. Levy's office had not received any correspondence requesting that the Registration Statement be declared effective.

         Upon review of the files of our office, we have a copy of correspondence on Garner Investments letterhead, dated May 8, 2008, sent overnight via Federal Express. The correspondence includes not only the required representations of the Company, but also a request for the Registration Statement to be declared effective on May 9, 2008 or as soon thereafter as possible. A copy of such correspondence is attached herewith.

         We have confirmed with Federal Express that document was delivered to the offices of the SEC on May 9, 2008 at 9:19 a.m. and was signed for by D. Siefert. A copy of the tracking record for the envelope is attached herewith.

         We did receive a message from Ms. Levy on our voice mail system on May 23, 2008, informing us that it would be necessary to update the Registration Statement for the quarter ended March 31, 2008. A copy of the transcript of the message is attached herewith. Since this was received after the date we had requested effectiveness, we assumed that effectiveness had been granted, that in order to update the document, we would need to file a post-effective amendment.

         We are requesting that the following actions be taken immediately:

         1.       The   Registration   Statement  No.   333-147368   for  Garner
                  Investments, Inc., as amended, be and is declared effective immediately.

         2. That the Amendment Withdrawal Request, filed on June 16, 2008 be withdrawn from the Edgar Filing System.

         3. That the Post-Effective Amendment filed on June 6, 2008, remain as filed.

         If you have any questions, please do not hesitate to contact me or Ms. Kampmann at 303-422-8127.

                                                     Sincerely,

                                                     /s/Michael A. Littman
                                                     Michael A. Littman
MAL:kjk

                            GARNER INVESTMENTS, INC.
                                  P.O. Box 3412
                             Casper, Wyoming, 82602

                                   May 8, 2008


Securities and Exchange Commission
Attn:  Ms. Donna Levy
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Re:      Garner Investments, Inc.
         File No. 333-147368
         Form S-1/A

Dear Ms. Levy:

The undersigned, Garner Investments, Inc., a Colorado corporation (the "Registrant"), has filed a Registration Statement on Form S-1 (the "Registration Statement") with the Securities and Exchange Commission ("Commission") pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that the effective date of the Registration Statement be accelerated to 10:00 a.m. EST on May 9, 2008 or as soon thereafter as is possible.

                                                    Sincerely,

                                                    GARNER INVESTMENTS, INC.

                                                    /s/Roy C. Smith

                                                    Roy C. Smith
                                                    President

6:30 a.m., Friday, May 23, 2008
Phone message from: Donna Beebee
of the SEC
202-551-3292

Re: amendment #3 to Form S-1 for Garner Investments

2 follow up comments:

1.       Now that  Garner has filed the first  quarter  10Q,  the S1 needs to be
         updated  to  include  in  term   numbers  and  also  update  the  other
         information in the S1 for the completion of the first quarter.

2. Also need to update auditors consent for your audited financials because it's now more than a month old, with those changes.